FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Disposal of Tangible Assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: September 20, 2007	By:	/s/ Won Seon Kim
Name: WON SEON KIM
Title: Chief Financial Officer

Disposal of Tangible Assets

1. Object of Disposal		7th Floor, Daelim Acrotel, 467-6, Dogok-Dong, Kangnam-Gu, Seoul, 135-971, Korea
2. Details of Disposal	Disposal Price (KRW)	7,465,000,000
	Total Assets at the End of the Latest Fiscal Year(KRW)	164,878,381,904
	Ratio to Total Assets(%)	4.53
3. Purchaser		Lee Doo Han and 2 others
- Relationship to Issuer		-
4. Purpose of Disposal		Improvement of financial structure
5. Scheduled Disposal Date		10/05/2007
6. Date of Board of Directors’ Resolution		-
- Outside Directors in Attendance	Number Present	-
	Number Absent	-
- Auditors in Attendance (on Audit Committee who are not outside directors)		-
7. Applicability of Fair Trade Act		-
8. Other
  1. Size of assets to be disposed:
  - Land: 125.39 m²
  - Property: 809.13 m²

  2. Disposal schedule:
  - 09/20/2007: contract fee KRW 1,542,500,000
  - 10/05/2007: remaining balance KRW 5,922,500,000

  3. Gain on disposal: KRW 3,647,230,000
  - Disposal value: KRW 7,465,000,000
  - Book value: KRW 3,817,770,000 (As of June 30, 2007)

  4. Other
  -  Disposal price and book value excludes value-added tax
  - Scheduled Disposal Date is based on the date of the remaining balance payment

※ Relevant Disclosure -